

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 20, 2017

John E. Oxendine
Chief Executive Officer
Social Investment Holdings, Inc.
2121 SW 3rd Ave., Suite 601
Miami, Florida 33129

> **Re:** **Social Investment Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 30, 2017**
> **File No. 024-10723**

Dear Mr. Oxendine:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Risk Factors, page 7

1. Please add risk factor disclosure regarding the risks to the company and to investors associated with the possibility that the company could become an Investment Company under the Investment Company Act of 1940, including registration required and the company's ineligibility to make offers and sales of securities pursuant to Regulation A.

Our Business

Our Direction, page 20

2. We note your response to comment 7. We also note the company's funding of social, non-revenue generating activities with profits from the company's business activities, and

John E. Oxendine
Social Investment Holdings, Inc.
September 20, 2017
Page 2

related conflicts of interest associated with the company's non-revenue generating activities vis-à-vis the company's for-profit activities. Please disclose how your board of directors will consider the impact of the aforementioned funding of social impact activities and conflicts of interest on the board of directors' fiduciary duties to the company.

3. We note your response to comment 8, and that you have not determined the percentage of profits to be dedicated to social, non-revenue generating activities, among other reasons because it will likely vary from joint venture to joint venture. We also note, however, that you disclose that you expect to earn revenue, if at all, from fees paid by the joint venture companies to the company once financial conditions allow. Please elaborate in more detail on how you will determine the percentage of profits you plan to dedicate to social, non-revenue generating activities, in the event you generate revenue, including whether there is any minimum or maximum amount of pre-tax revenue you will seek to dedicate to social impact activities. Please clarify whether the decision to dedicate a percentage of profits to social impact activities will be decided by your board of directors, management, or whether it will be negotiated with individual joint venture partners. If negotiated with your joint venture partners, please elaborate upon the role such partners play in determining the allocation of any profits you may earn.

You may contact Yolanda Guobadia, Staff Accountant at 5513562 or Adam Phippen, Staff Accountant at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Legal Branch Chief at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Randall S. Goulding, Esq.